February 22, 2005



U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

Re: Vanguard Explorer Fund - Request for Acceleration of Effectiveness
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    File No. 811-01530

Commissioners:

Pursuant to Rule 461(a) under the Securities Act of 1933, Vanguard Explorer Fund (the "Trust") and its distributor, Vanguard Marketing Corporation, respectfully request that the effectiveness of the 74th post-effective amendment (PEA) of the Trust's registration statement on Form N-1A be accelerated to Friday February 25, 2005. PEA 74 of the Trust's registration statement was filed on February 1, 2005, in order to disclose the addition of a new investment adviser to the Vanguard Explorer Fund (the "Fund"), a series of the Trust, comply with recent amendments to Form N-1A, update the Fund's annual financial statements, and effect a number of non-material editorial changes.


Sincerely,

VANGUARD EXPLORER FUND

/S/ JOHN J. BRENNAN
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Name:  John J. Brennan (Heidi Stam)*
Title: President

VANGUARD MARKETING CORPORATION, Distributor

/S/ R. GREGORY BARTON
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Name:  R. Gregory Barton
Title: Secretary

*By Power of Attorney. See File number 002-14336, filed on December 20, 2004.

cc: Christian Sandoe, Esq.
    U.S. Securities and Exchange Commission